

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2014

Via E-mail
James G. Flanigan II
Chief Executive Officer
Flanigan's Enterprises, Inc.
5059 N.E. 18th Avenue
Fort Lauderdale, FL 33334

      Re: **Flanigan's Enterprises, Inc.**
              Form 10-K for the fiscal year ended September 28, 2013
              Filed December 27, 2013
              File No. 001-06836

Dear Mr. Flanigan:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Max A. Webb

              Max A. Webb
              Assistant Director